UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 8 September 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Financial results for the year ended 30 June 2008

SASOL LIMITED
Company registration number: 1979/003231/06,
incorporated in the Republic of South Africa
JSE NYSE
Share code: SOL SSL
ISIN code: ZAE000006896 US8038663006

FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2008

• Operating profit up 32% to R34 billion
• Headline earnings per share up 50% to R38,09
• Final dividend up 58% to R9,35 per share
• Continued production volume growth
• Operational efficiency improvements at existing businesses
• Delivering on growth projects
• Improved safety performance
• R24 billion Sasol Inzalo BEE transaction implemented
• Oryx GTL production in Qatar ramps up

Overview
“Our robust financial performance together with continued
progress in our capital projects and a strong focus on
operational performance will ensure sustainable future growth for all our stakeholders. The implementation of the Sasol Inzalo BEE deal which will contribute to sustainable skills development for
Sasol and South Africa has been a major highlight for the year.”
says chief executive Pat Davies.

Earnings attributable to shareholders for the year ended 30 June
2008 increased by 32% to R22,4 billion from R17,0 billion in the previous financial year, while earnings per share and headline earnings per share increased by 36% and 50%, respectively, over the same period, to R37,30 and R38,09, respectively.

Operating profit increased by 32% on the previous financial year to reach a record of R34 billion. Operating profit was boosted by higher crude oil prices (average dated Brent was US$95,51/barrel in 2008 compared to US$63,95/barrel in 2007) and higher product prices as well as a marginally weaker average exchange rate
(R7,30/US$ in 2008 compared to R7,20/US$ in 2007), which were partially offset by softer refining margins. The operating profit included net hedging losses of R2,3 billion realised for the financial year due to the average crude oil price exceeding the hedge zero cost collar cap of US$76,75/barrel as well as a R1,4 billion share-based payment expense related to the Sasol Inzalo black economic empowerment (BEE) transaction.

“Higher product prices together with higher volumes and a focus on cost containment have enabled the company to deliver superior returns to our shareholders. Improved cash flows have sustained a healthy balance sheet positioning the company well for future growth amidst uncertain credit markets.” says chief financial officer Christine Ramon.

The increase in cash fixed costs has been contained within
inflationary levels, excluding the effects of once-off costs and growth initiatives.

Cash of R34,7 billion generated by operating activities
represents a 22% increase on the previous financial year.

Existing businesses delivering record profits
South African energy cluster
Sasol Mining – higher coal prices and greater sales volumes
Operating profit of R1 393 million was 19% higher than the
previous year, primarily due to higher export coal prices,
greater sales volumes at higher prices to Sasol Synfuels and improved coal quality. This increase was partially reduced by lower sales volumes to external domestic and international
markets as well as increased production and export distribution costs.

Sasol Gas – increased sales volumes to new and existing customers
Operating profit decreased by 8% to R1 785 million compared to the previous year, due to the impact of once-off items. On a comparable basis however, operating profit increased by 14%, after taking into account the sale of the 25% of the Republic of
Mozambique Pipeline Investments Company (Pty) Limited in the
prior year and an impairment of a portion of a pipeline in the current year. Improved sales volumes to new and existing
customers on the back of higher crude oil prices and foreign exchange gains contributed to the increase in operating profit.

Sasol Synfuels – delivered increased production volumes and
benefiting from higher oil prices
Operating profit increased by 19% to R19 416 million compared to the prior year on the back of higher oil prices and a weaker rand/US dollar average exchange rate for the year. Production volumes were marginally higher due to increased production

efficiency resulting from increased natural gas intake although this benefit was partially reduced by production instabilities, which have since been addressed. Synfuels’ operating profit
included a net oil hedge loss of R2,2 billion for the year.

Sasol Oil – higher production and sales volumes with increased fuel prices
Operating profit increased by 128% to R5 507 million compared to the prior year benefiting from stronger product prices coupled with higher production volumes at the Natref refinery and higher sales volumes. Increased sales volumes were underpinned by the growth in the commercial business and the additional retail
convenience centres which grew to 406 from 391 in the previous year.

International energy cluster
Sasol Synfuels International (SSI) – Oryx GTL plant ramps up production, activities in China and India advance
Operating losses decreased by 19% to R621 million compared to the prior year largely due to the net positive contribution of the
Oryx GTL plant. The operating loss also includes an impairment of the Escravos GTL (EGTL) project amounting to R362 million (net effect after tax of R112 million) relating to interest previously capitalised on the capital expenditure, and costs relating to increased project activities in China and India. We have decided to reduce our 37,5% interest in the EGTL project to 10%. We have classified the interest in EGTL as an asset held for sale in terms of IFRS5. Our remaining 10% interest will be classified appropriately upon conclusion of the agreements.

Sasol Petroleum International (SPI) – increased production from
Gabon and Mozambique operations with benefits from higher crude oil and gas prices
Operating profit increased by 235% to R1 004 million compared to the previous year, benefiting from higher crude oil and gas
prices and increased sales volumes from our Gabon and Mozambique operations. SPI’s operating profit included a net oil hedge loss of R75 million for the year.

Chemical cluster
Sasol Polymers – commissioning new capacity with increased
margins
Operating profit increased by 39% to R1 511 million, on the back of increases in margins, volumes and foreign exchange gains.
Production increased mainly due to the commissioning of the

polypropylene plant and the start up of the Arya Sasol ethane cracker in Iran. Overall production volumes were, however, lower than expected due to lower feedstock availability from the
Selective Catalytic Cracker (SCC).

Sasol Solvents – strong margins drive performance
Operating profit increased by 115% to R2 382 million on the back of strong global demand resulting in improved margins which
negated the impact of higher feedstock costs. Improved
reliability in our plants contributed to increased total
production volumes, although our German operations, comprising about 30% of turnover, reduced production due to market
conditions.

Sasol Olefins & Surfactants – continued restructuring delivers benefits
Operating profit increased by 33% to R1 512 million compared to the previous year mainly as a result of some improvement in
margins and initial benefits from the restructuring process which included the shutdown of the Baltimore and Porto Torres linear alkyl benzene plants as well as cost reductions in all remaining units. A 50% alcohols joint venture plant with a capacity of 60
000 tons per annum was successfully commissioned in Lianyangang,
China.

Other chemical businesses – volume growth and improved product margins in our Nitro and Wax businesses
Operating profit increased by 25% to R1 200 million compared to the previous year due to improved product margins and volume growth in the other chemical businesses before taking into
account once-off items. Once-off items totalling R229 million mainly relate to the foreign exchange loss of R557 million on an inter group loan, the profit on the sale of Paramelt RMC BV, the profit on the sale of Sasol Dyno Nobel (Pty) Limited and the reversal of the impairment of R94 million and other provisions previously recognised in respect of the Phalaborwa site due to a change in their business plan.

Delivering on sustainable growth
Sasol’s focus on safety and commitment to sustainable development has delivered results:
• The recordable case rate for employees and service providers, including injuries and illnesses, improved to 0,50 as at 30 June
2008 from 0,72 as at 30 June 2007.
• Our energy-efficiency initiatives continue to reduce our energy consumption and our environmental footprint. In South Africa,
Sasol already generates a substantial amount of its own energy requirements.
• The Sasol Inzalo broad-based black economic empowerment (BEE)
transaction has contributed to the economic well-being of the
Republic of South Africa by facilitating the addition of over 300
000 historically disadvantaged individuals to our shareholder base.

Black economic empowerment advanced
• The Sasol Inzalo BEE transaction for a 10% equity ownership at
Sasol Limited level, currently valued at R24 billion, was
approved overwhelmingly by shareholders on 16 May 2008.
• The second phase of Sasol Mining’s empowerment transaction, valued at R1,9 billion, was announced in October 2007. This
transaction will focus on developing relevant skills and building capacity amongst women in the mining industry.
• Procurement from BEE entities increased by 7% to R4,5 billion
(representing 25% of our controllable spend) for the year ended
30 June 2008.

Delivering on growth projects
Cash spent on capital projects amounted to R11 billion. Major projects advanced including:
• With the majority of teething problems behind us, the ramp up of the Oryx GTL plant in Qatar met our expectations during the year. During June 2008, the plant operated at an average of above
22 000 barrels per day. The superior quality GTL products
produced at the Oryx GTL plant have been well accepted in the market, with GTL diesel commanding premiums over crude-derived diesel products.
• The SCC at Sasol Synfuels in South Africa commenced beneficial operation in January 2008. The SCC is operating stably but is yielding lower than design volumes at present and will undergo additional remedial engineering work in March 2009 du ring its first statutory scheduled maintenance shutdown.
• The cracker in the Arya Sasol Polymer complex in Iran was
commissioned in November 2007 and has produced more than 200 000 tons of ethylene so far, which was mostly exported. The low
density polyethylene plant started up in May 2007 and is expected to reach beneficial operation in the fourth quarter of this
calendar year, while the medium and high density plant started up in August 2008 and is on a similar schedule for beneficial
operation.
• The Octene 3 plant in South Africa, which produces high quality
1-Octene as a co-monomer for the polyethylene market, achieved beneficial operation in June 2008. This new plant has the
capacity to produce 100 000 tons per annum. It is anticipated that, by the middle of the 2009 calendar year, our production capacity for 1-Octene and 1-Hexene will reach 356 000 tons per annum.
• The development of the EGTL plant in Nigeria is advancing, but the project is experiencing significantly higher than expected capital cost increases. Capital costs are currently estimated to be US$6 billion with a completion date of 2011. In order to
mitigate this risk, Sasol has in principle agreed with Chevron to reduce its interest in the EGTL project to 10%, while still
providing full technical and manpower support to the project.
• In China, our feasibility study into CTL opportunities has been rescoped to comprise a single CTL plant of 80 000 barrels per day located in the Ningxia Hui Autonomous Region.
• In South Africa, we continue our feasibility study into
expanding capacity at Secunda, as well as our pre-feasibility study into a new CTL plant of 80 000 barrels per day (Project
Mafutha).

Gearing – improved cashflows from operations and positive Sasol
Inzalo BEE transaction impact
Gearing has decreased from 22,0% at 30 June 2007 to 20,5% at
30 June 2008, primarily due to improved cash flows from
operations and the cash inflows from the Sasol Inzalo BEE
transaction.

During the year, the company repurchased a total of 22 173 525
Sasol ordinary shares at an average price of R329,23 per share.
Total shares repurchased since the inception of the programme in
March 2007 represents about 5,88% of the issued share capital at the approval date of the share repurchase programme and 5,86% of the issued share capital at 30 June 2008, excluding the shares issued in terms of the Sasol Inzalo share transaction.

Profit outlook – increased production, higher crude oil prices expected to benefit earnings for 2009
Production at the Arya Sasol Polymer plant, the Oryx GTL facility and the Octene 3 plant will be ramping up further during 2009. We also expect to increase production at our Sasol Synfuels
operation.

Based on overall improved production volumes, a modest increase in the average crude oil price, marginally weaker exchange rate and softer refined product price and chemical price assumptions relative to 2008, the earnings for 2009 are expected to reflect robust growth on 2008. The effects of our BEE transactions, which are expected to have material non-cash accounting effects, have not been taken into account in this profit outlook. We expect our dividend policy to remain within the target range of 2,5 times to
3,5 times earnings cover before taking into account the non-cash
IFRS2 accounting effects of the Sasol Inzalo BEE transaction.

Acquisitions and disposals of businesses
On 10 July 2007, Sasol Wax disposed of its investment in Paramelt
RMC BV, operating in the Netherlands, realising a profit of
R129 million.

In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited in South Africa, realising a profit of R108 million.

On 17 September 2007, Sasol Nitro disposed of 50% of its
investment in Sasol Dyno Nobel (Pty) Limited in South Africa and
realised a profit of R114 million.

On 13 November 2007, Sasol Chemical Industries Limited disposed of its joint venture investment in African Amines (Pty) Limited in South Africa and realised a loss of R3 million.

With effect from 1 January 2008, Sasol Wax GmbH acquired the remaining 50% of Merkur Vaseline GmbH & Co. KG in Germany.

With effect from 1 January 2008, Sasol Chemical Industries
Limited acquired the remaining 40% of Peroxide Chemicals (Pty)
Limited in South Africa for a purchase consideration of R5
million.

On 24 January 2008, Sasol Solvents, a division of Sasol Chemical
Industries Limited acquired the remaining 50% interest in Sasol
Dia Acrylates after Sasol Solvents and Mitsubishi Chemical
Corporation decided to dissolve their acrylates joint venture.
The purchase consideration amounted to US$29,25 million.

With effect from 14 March 2008, Sasol Wax USA Corp. acquired the remaining 50% of Lux International Corporation in the United
States.

With effect from 31 March 2008, Sasol Oil (Pty) Limited acquired the remaining 30% of Tosas Holdings (Pty) Limited in South Africa
for a purchase consideration of R104 million.

On 30 April 2008, Chemcity (Pty) Limited disposed of its
Cirebelle business in South Africa, realising a profit of
R1,8 million.

Subsequent events
On 9 July 2008, the black public funded and cash invitations of the Sasol Inzalo BEE transaction closed. The cash invitation was oversubscribed by 13% and the funded invitation was more than
300% subscribed. The share-based payment expense of R2,4 billion relating to the issue of these shares will be recognised in 2009.

Effective 1 August 2008, Sasol entered into crude oil hedges for approximately 30% (16,4 million barrels) of its Sasol Synfuels production for the remainder of the 2009 financial year. This was achieved by entering into zero cost collar contracts in terms of which the group is protected, on the 16,4 million barrels,
against crude oil prices below US$90/b but will benefit from crude oil prices up to US$228/b. A similar crude oil hedge has been entered into for 550 000 barrels of oil from Sasol Petroleum
International’s West African output for a range between US$90/b and US$240/b.

On 3 September 2008, Sasol entered into an Heads of Agreement with Chevron wherein the parties agreed to the reduction of
Sasol’s 37,5% interest in the EGTL project to 10%. The definitive agreements would be finalised in due course and will be subject to the relevant regulatory approvals.

Sasol Oil acquired the remaining 50,1% of Exelem Aviation (Pty)
Limited for a purchase consideration of US$1,7 million.

Declaration of cash dividend number 58
A final cash dividend of South African R9,35 per share (2007:
R5,90 per share) has been declared.
The salient dates for holders of ordinary shares are:
Last day for trading to qualify for and participate in the
final dividend (cum dividend)
Friday, 3 October 2008
Trading ex dividend commences Monday, 6 October 2008
Record date Friday, 10 October 2008
Dividend payment date Monday, 13 October 2008
Holders of American Depositary Receipts
Ex dividend on New York Stock Exchange
(NYSE)
Wednesday, 8 October 2008
Record date Friday, 10 October 2008
Approximate date for currency conversion Tuesday, 14 October 2008
Approximate dividend payment date Thursday, 23 October 2008

On Monday, 13 October 2008, dividends due to certificated
shareholders on the South African registry will either be
electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who have dematerialised their share certificates will have their accounts credited on Monday,
13 October 2008.

Share certificates may not be dematerialised or re-materialised between Monday, 6 October 2008 and Friday, 10 October 2008, both days inclusive.

On behalf of the board

Pieter Cox
Pat Davies Christine Ramon
Chairman Chief executive Chief financial officer

Sasol Limited
8 September 2008

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank,
Johannesburg 2196, PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa,
Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Directors (non-executive): PV Cox (Chairman), E le R Bradley*,
BP Connellan*, HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain
(Indian),
IN Mkhize*, TH Nyasulu, JE Schrempp (German)*, TA Wixley*
(executive): LPA Davies (Chief executive), KC Ramon
(Chief financial officer), VN Fakude, AM Mokaba
*Independent

Company secretary: NL Joubert

American depositary receipts (ADR) program:
Cusip number 803866300
ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon,
22nd floor, 101 Barclay Street,
New York, NY 10286, USA

Forward-looking statements: In this report we make certain
statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward -
looking statements as defined in the United States Private
Securities Litigation Reform Act of 1995. Words such as
“believe”, “anticipate”, “intend”, “seek”, “will”, “plan”,
“could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-
looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 21
November 2007 and in other filings with the United States
Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or
otherwise.

Please note: A billion is defined as one thousand million.

Sasol Limited is the world’s leader in the conversion of coal and gas to transportation fuels and chemicals.

Segment report for the year ended 30 June
Turnover Operating profit
Rm Business unit analysis Rm
2007 2008 2008 2007
77 019 104 790
South African energy
cluster
28 048 21 775
6 042
7 479          • Mining
1 393 1 171
3 702
4 697          • Gas
1 785 1 936
29 084
39 616          • Synfuels
19 416 16 251
38 191
52 998           • Oil
5 507 2 417
–
–          • Other
(53) –
1 465 3 764
International energy
cluster
383 (463)
65
1 793          • Synfuels International
(621) (763)
1 400
1 971          • Petroleum International
1 004 300
58 881
73 696           Chemical cluster
6 605 4 292
9 410
11 304           • Polymers
1 511 1 089
13 766
17 182           • Solvents
2 382 1 104
22 582
28 780           • Olefins & Surfactants
1 512 1 140
13 123 16 430
• Other chemical
businesses
1 200 959
2 843
4 273            • Other businesses*
(1 220) 17
140 208 186 523 33 816 25 621
(42 081)                 (56 580)            Intercompany turnover
98 127 129 943
* Includes share-based payment expense related to the Sasol
Inzalo share transaction.

The provisional financial statements are presented on a
summarised consolidated basis.

statement of financial position
at 30 June
2008 2007
Rm Rm
Assets
Property, plant and equipment 66 273 50 611
Assets under construction 11 693 24 611
Goodwill 874 586
Other intangible assets 964 629
Post-retirement benefit assets 571 363
Deferred tax assets 1 453 845
Other long-term assets 3 461 3 045
Non-current assets 85 289 80 690
Assets held for sale 3 833 334
Inventories 20 088 14 399
Trade and other receivables 25 323 16 987
Short-term financial assets 330 22
Cash restricted for use 814 646
Cash 4 435 5 987
Current assets 54 823 38 375
Total assets 140 112 119 065
Equity and liabilities
Shareholders’ equity 76 474 61 617
Minority interest 2 521 1 652
Total equity 78 995 63 269
Long-term debt 15 682 13 359
Long-term financial liability 37 53
Long-term provisions 4 491 3 668
Post-retirement benefit obligations 4 578 3 781
Long-term deferred income 376 2 765
Deferred tax liabilities 8 446 8 304
Non-current liabilities 33 610 31 930
Liabilities in disposal group held for sale 142 35
Short-term debt 3 496 5 621
Short-term financial liabilities 67 383
Other current liabilities 22 888 17 282
Bank overdraft 914 545
Current liabilities 27 507 23 866
Total equity and liabilities 140 112 119 065

statement of cash flows
for the year ended 30 June

2008 2007
Rm Rm
Cash receipts from customers 123 452 97 339
Cash paid to suppliers and employees (88 712) (68 907)
Cash generated by operating activities 34 740 28 432
Finance income 957 1 059
Finance expenses paid (2 405) (1 816)
Tax paid (9 572) (7 251)
Dividends paid (5 766) (4 613)
Cash retained from operating activities 17 954 15 811
Additions to non-current assets (10 855) (12 045)
Acquisition of businesses (431) (285)
Disposal of businesses 693 2 200
(Cash)/bank overdraft disposed of on
disposal of businesses
(31) 33
Other net cash flows from investing
activities
(220) (448)
Cash utilised in investing activities (10 844) (10 545)
Share capital issued 387 332
Share repurchase programme (7 300) (3 669)
Contributions from minority shareholders 185 –
Dividends paid to minority shareholders (555) (408)
Decrease in long-term debt (782) (13)
(Decrease)/increase in short-term debt (350) 865
Cash effect of financing activities (8 415) (2 893)
Translation effects on cash and cash
equivalents of foreign operations
324 (24)
Movement in cash and cash equivalents (981) 2 349
Cash and cash equivalents at
beginning of year
6 088 3 244
Net reclassification (to)/from held for
sale
(772) 495
Cash and cash equivalents at end of year 4 335 6 088

income statement
for the year ended 30 June
2008 2007
Rm Rm
Turnover 129 943 98 127
Cost of sales and services rendered (74 634) (59 997)
Gross profit 55 309 38 130
Non-trading income 635 639
Marketing and distribution expenditure (6 931) (5 818)
Administrative expenditure (6 697) (6 094)
Other operating expenditure1 (8 500) (1 236)
Other expenditure (8 800) (1 004)
Translation gains/(losses) 300 (232)
Operating profit 33 816 25 621
Finance income 735 825
Finance expenses (1 148) (1 148)
Share of profits of associates (net of
tax)
254 405
Profit before tax 33 657 25 703
Taxation (10 129) (8 153)
Profit for the year 23 528 17 550
Attributable to
Owners of Sasol Limited 22 417 17 030
Minority interests in subsidiaries 1 111 520
23 528 17 550
Earnings per share Rand Rand
Basic earnings per share 37,30 27,35
Diluted earnings per share2 36,78 27,02

1 Included in other operating expenditure is a realised loss of
R2 428 million (2007 – unrealised fair value loss of R197
million) that relates to the crude oil hedge, share-based
expenditure of R1 782 million (2007 – R190 million), and
remeasurement items of R698 million (2007 – R1 140 million
positive).

2 Diluted earnings per share is calculated taking the Sasol
Share Incentive Scheme and Sasol Inzalo Employee Trusts into account.

statement of comprehensive income
for the year ended 30 June
2008 2007
Rm Rm
Profit for the year 23 528 17 550
Other comprehensive income
Effect of translation of foreign operations 3 452 (258)
Effect of cash flow hedges 261 –
Available-for-sale financial assets (1) –
Tax on other comprehensive income (60) –
Other comprehensive income for the year, net
of tax
3 652 (258)
Total comprehensive income for the year 27 180 17 292
Attributable to
Owners of Sasol Limited 26 062 16 772
Minority interests in subsidiaries 1 118 520
27 180 17 292

statement of changes in equity
for the year ended 30 June
2008 2007
Rm Rm
Opening balance 63 269 52 984
Shares issued during year 387 332
Repurchase of shares (7 300) (3 669)
Share-based payment expense 1 574 186
Acquisition of businesses (100) –
Change in shareholding of subsidiaries 306 1 165
Total comprehensive income for the year 27 180 17 292
Dividends paid (5 766) (4 613)
Dividends paid to minority shareholders (555) (408)
Closing balance 78 995 63 269
Comprising
Share capital 20 176 3 628
Share repurchase programme (10 969) (3 669)
Sasol Inzalo share transaction (16 161) –
Retained earnings 77 660 61 109
Share-based payment reserve 2 540 966
Foreign currency translation reserve 3 006 (443)
Investment fair value reserve 1 2
Cash flow hedge accounting reserve 221 24
Shareholders’ equity 76 474 61 617
Minority interest 2 521 1 652
Total equity 78 995 63 269

salient features
for the year ended 30 June
2008 2007
Selected ratios
Return on equity % 32,5 29,8
Return on total assets % 26,9 24,2
Operating margin % 26,0 26,1
Finance expense cover times 14,5 14,8
Dividend cover times 2,8 3,0
Share statistics
Total shares in issue million 676,7 627,7
Treasury shares (share
repurchase programme)
million 37,1 14,9
Weighted average number of
shares
million 601,0 622,6
Diluted weighted average
number of shares
million 609,5 630,3
Share price (closing) Rand 461,00 266,00
Market capitalisation Rm 311 959 166 968
Net asset value per share Rand 122,65 100,55
Dividend per share Rand 13,00 9,00
– interim Rand 3,65 3,10
– final Rand 9,35 5,90
Other financial information
Total debt (including bank
overdraft)
– interest bearing Rm 19 455 18 925
– non-interest bearing Rm 637 600
Finance expense capitalised Rm 1 586 989
Capital commitments Rm 25 048 18 575
– authorised and contracted Rm 24 457 28 416
– authorised, not yet
contracted
Rm 17 722 11 720
– less expenditure to date Rm
(17 131)                  (21 561)
Guarantees and contingent
liabilities
– total amount Rm 37 381 35 147
– liability included on the
statement of
financial position Rm 10 730 13 888

Significant items in operating
profit
– employee costs Rm 14 443 11 695
– depreciation and
amortisation of non-current
assets
Rm 5 212 4 022
– operating lease charges Rm 887 707
– share-based payment expenses Rm 1 782 190
Directors’ remuneration Rm 65 45
Share options granted to
directors – cumulative
’000 1 011 1 124
Share appreciation rights
granted to directors
– cumulative ’000 72 –
Sasol Inzalo share rights
granted to directors
– cumulative ’000 75 –
Effective tax rate % 30,1 31,7
Number of employees number 33 928 31 860
Average crude oil price –
dated Brent
US$/barrel 95,51 63,95
Average rand/US$ exchange rate                                    1US$ = Rand
7,30 7,20
Closing rand/US$ exchange rate                                     1US$ = Rand
7,83 7,04
Reconciliation of headline
earnings
Rm Rm
Profit for the year 23 528 17 550
Less minority interest (1 111) (520)
Effect of remeasurement items 698 (1 140)
Impairment of assets 821 208
Reversal of fair value write-
down of disposal group held
for sale
– (803)
Reversal of impairment (381) –
Profit on disposal of assets (440) (749)
Loss on repurchase of
participation rights in GTL
venture
34 –

Loss on realisation of foreign
currency translation reserve
557 –
Scrapping of non-current
assets
107 204
Tax effects and minority
interest
(225) (93)
Headline earnings 22 890 15 797
Remeasurement items per above
Mining 7 13
Gas 104 (370)
Synfuels 25 64
Oil (20) 2
Synfuels International 396 –
Petroleum International (27) –
Polymers (12) 9
Solvents 104 146
Olefins & Surfactants (27) (707)
Other chemical businesses 229 14
Nitro (199) –
Wax 426 (4)
Other 2 18
Other businesses (81) (311)
Remeasurement items 698 (1 140)
Headline earnings per share Rand 38,09 25,37
Diluted headline earnings per
shared
Rand 37,56 25,06

The reader is referred to the definitions contained in the 2007
Sasol Limited annual financial statements.

e-mail: investor.relations@sasol.com Comprehensive additional information is available on our website:
www.sasol.com

Basis of preparation and accounting policies
The provisional summarised consolidated financial results for the year ended 30 June 2008 have been prepared in compliance with the
Listings Requirements of the JSE Limited, International Financial
Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (in particular International
Accounting Standard 34 Interim Financial Reporting) and the South
African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the
provisional financial results are consistent with those applied for the year ended 30 June 2007, except as follows:

• Sasol Limited has revised the format of its provisional
summarised consolidated financial results in line with the
amendments to IAS 34, Interim Financial Reporting. IAS 34 has
been amended as a result of IAS 1, Presentation of Financial
Statements (as revised 2007). Sasol Limited has early adopted these amendments.

• Sasol Limited has early adopted the following standards, which did not have a significant impact on the financial results:

– IFRIC 14 – IAS 19, The Limit on a Defined Benefit Asset,
Minimum Funding Requirements and their Interaction;
– IFRS2 (Amendment), Share-based Payment (Vesting Conditions and
Cancellations); and
– IFRIC12, Service Concession Arrangements.

These provisional summarised consolidated financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-
for-sale financial assets, are stated at fair value.
The provisional summarised consolidated financial results are presented in rand, which is Sasol Limited’s functional and
presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into
various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2007
In January 2008, Yellow Rock was awarded damages in the amount of
US$9,2 million, plus interest against Sasol North America LLC, who will be appealing the decision. A liability for the damages amounting to R87 million (US$11 million) has been recognised at
30 June 2008. Further, Sasol North America LLC has reached a settlement for an amount of R39 million (US$5 million) with their insurance company as regards this claim. A receivable has been recognised in respect of this amount at 30 June 2008. This matter has subsequently been settled.

Independent audit report
The provisional summarised consolidated statement of financial position at 30 June 2008 and the related provisional summarised consolidated income statement, statements of comprehensive
income, changes in equity and cash flows for the year then ended have been audited by KPMG Inc. Their unqualified audit report is available for inspection at the registered office of the company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly author ized.

Date: 8 September 2008
By:
/s/ N L Joubert
Name:   Nereus Louis Joubert
Title:     Company Secretary